Contact

www.linkedin.com/in/creatingmoore (LinkedIn)
HarmonyTurbines.com (Company)
facebook.com/HarmonyTurbines (Other)
youtube.com/hatch789y (Other)

Top Skills

CNC Manufacturing

CAD/CAM

Engineering

Patents

Vertical Axis Wind Turbine Apparatus and System

DRINKING/FEEDING CONTAINER WITH A HEATING DEVICE TO HEAT A FLOW OF FLUID

VERTICAL AXIS WIND TURBINE APPARATUS AND SYSTEM

Christopher Moore

Founder / CEO of Harmony Turbines

Hershey, Pennsylvania, United States

Summary

Successfully raised over $406K in Equity Funding from 751 investors since Aug 2020!
https://WeFunder.com/harmony.turbines

Chris owns Harmony Turbines, a startup Developing Next Generation Residential and Small Scale Wind Turbine Systems for a better tomorrow! Beautiful, functional and affordable. "Challenges never scare me; closed minded people scare me!"

Sustainability | Renewable Energy | Green Energy | Invention | Harmony Turbines | Wind Turbine

Experience

Harmony Turbines

Founder / CEO

September 2020 - Present (5 years)

Hershey, Pennsylvania, United States

Penn State Health Milton S. Hershey Medical Center

Programmer Analyst

August 2007 - September 2020 (13 years 2 months)

Hershey, PA

Lancaster General Medical Group Inc.

Programmer Analyst

May 2003 - August 2007 (4 years 4 months)

Lancaster, Pennsylvania Area

Siemens Medical

Softwear Engineer Level 5

1998 - 2003 (5 years)

Malvern, PA

Delta Health
Network Administrator
1995 - 1998 (3 years)
Altoona, Pennsylvania Area

US Army
E4: Medical Laboratory Specialist (92B10)
January 1991 - August 1997 (6 years 8 months)
Lancaster, Pennsylvania, United States

Loved every minute of this job / career. Much more than I thought I would in fact. Never went over seas because our unit was not activated and deployed but if I had not already had a college scholarship in place with PSU, I would have signed on to stay in full-time for quite a few years rather than just staying in the reserves.

Education

Penn State University
Bachelor of Arts (BA), Psychology · (1991 - 1995)

Donegal High School
· (1986 - 1990)